Exhibit 99.1

PINTEC’s Subsidiary ZIITECH Recognized by Austrade Under EMDG Program

BEIJING, October 20, 2025 /PRNewswire/ -- Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading technology platform committed to enabling innovative financial and digital solutions for businesses worldwide, today announced that its subsidiary ZIITECH PTY LTD (“ZIITECH”) had been officially recognized by the Australian Trade and Investment Commission (“Austrade”) under the Export Market Development Grant (“EMDG”) program.

Through participation in the EMDG program, ZIITECH will receive funding support to further expand its technology export initiatives beyond Australia into key markets including New Zealand, Singapore, Bangladesh, and the United Kingdom. This recognition represents a meaningful milestone in ZIITECH’s international growth strategy and underscores its commitment to advancing Australian technology innovation on the global stage.

Austrade’s support reflects confidence in ZIITECH’s vision to build a smarter, data-driven, and interconnected business ecosystem designed to empower small and medium-sized enterprises (“SMEs”) worldwide. ZIITECH delivers digital infrastructure solutions ranging from cloud-based point-of-sale (“POS”) systems to AI-powered decision-making platforms, enabling SMEs to make more informed, efficient, and scalable decisions in an increasingly digital economy.

The EMDG designation not only affirms the strategic direction of ZIITECH’s global expansion efforts but also enhances its ability to engage with international markets, accelerate deployment of its technology solutions, and cultivate long-term commercial relationships across the Asia-Pacific Economic Cooperation (“APEC”) region and Europe.

“We are honored to see ZIITECH recognized by Austrade and deeply appreciate their continued support for Australian technology companies with global ambitions,” said Mr. Zexiong Huang, chief executive officer of PINTEC. “This recognition, together with the EMDG program, strengthens ZIITECH’s ability to deliver innovative, AI-enabled solutions for SMEs and accelerate digital transformation across international markets. PINTEC has been and will continue to fully support ZIITECH’s global growth as part of our strategic vision to create long-term value through technology-driven businesses.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Pintec’s strategic and operational plans, contain forward-looking statements. Pintec may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Pintec

PINTEC is a Nasdaq-listed technology company dedicated to delivering innovative financial and digital solutions to micro, small, and medium enterprises worldwide. Through its open platform, PINTEC connects business partners and financial institutions, enabling them to provide efficient, technology-driven services to end users across international markets. By empowering partners with embedded financing capabilities and advanced digital tools, PINTEC helps businesses expand their offerings and supports financial institutions in reaching new customer segments in the digital economy. PINTEC continues to deliver exceptional digitization services, diversified financial products, and best-in-class solutions powered by cutting-edge technology, strengthening partnerships and meeting global client needs. For more information, please visit ir.Pintec.com.

For further information, please contact:

Pintec Technology Holdings Ltd.

Phone: +86 (10) 6506-0227

E-mail: ir@pintec.com